ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2016

INTRODUCTION

This is Management’s Discussion and Analysis (“MD&A”) for Alianza Minerals Ltd. (formerly Tarsis Resources Ltd.) (“Alianza” or the “Company”) and has been prepared based on information known to management as of May 24, 2016.

The MD&A is intended to complement and supplement the Company’s condensed consolidated interim financial statements, but it does not form part of those condensed consolidated interim financial statements. The MD&A should be read in conjunction with the unaudited condensed consolidated interim financial statements for the six months ended March 31, 2016 and the related notes and the audited consolidated financial statements for the years ended September 30, 2015 and related notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). All dollar figures included in those financial statements and/or this MD&A are quoted in Canadian dollars unless otherwise specified.

FORWARD LOOKING STATEMENTS

Certain sections of this MD&A provide, or may appear to provide, a forward-looking orientation with respect to the Company’s activities and its future results.  Consequently, certain statements contained in this MD&A constitute expressed or implied forward-looking statements.  Terms including, but not limited to, “anticipate”, “estimate”, “believe” and “expect” may identify forward-looking statements.  Forward-looking statements, while they are based on the current knowledge and assumptions of the Company’s management, are subject to risks and uncertainties that could cause or contribute to the actual results being materially different than those expressed or implied.  Readers are cautioned not to place undue reliance on any forward-looking statement that may be in this MD&A.

Forward looking statements that have been made in this MD&A include:

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Plans for exploration of the Company’s exploration and evaluation assets;

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Impairment of long-lived assets;

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Plans or activities to be performed by optionee companies on the Company’s exploration and evaluation assets;

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The progress, potential and uncertainties of the Company’s exploration and evaluation assets in Nevada, Peru and Yukon Canada.

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References to future commodity prices;

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Budgets or estimates with respect to future activities;

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Estimates of  how long the Company expects its working capital to last;

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Expectations regarding the ability to raise capital and to continue its exploration and development plans on its properties; and

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Management expectations of future activities and results.

ADDITIONAL INFORMATION

Financial statements, MD&A’s and additional information relevant to the Company and the Company’s activities can be found on SEDAR at www.SEDAR.com and/or on the Company’s website at www.alianzaminerals.com.

SUMMARY AND OUTLOOK

On April 29, 2015, Alianza acquired all of the issued and outstanding common shares of Alianza Holdings Ltd. (formerly Estrella Gold Corporation, “Estrella”) by way of a court-approved plan of arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia). Under the terms of the Arrangement each Estrella shareholder received one Alianza common share for each Estrella common share, on a pre-consolidation basis. Estrella is now a wholly-owned subsidiary of Alianza.

In connection with the Arrangement and immediately upon completion thereof, Alianza effected a consolidation of its issued share capital on a ten old shares for one new share basis and changed its name from “Tarsis Resources Ltd.” to “Alianza Minerals Ltd.”

Alianza is a prospect generator focused on the Americas, particularly the Cordilleran regions that characterize western North and South America. As a prospect generator, the goal of Alianza is to acquire mineral exploration and evaluation assets (Mineral Properties) on attractive terms, add value through early stage exploration and then vend or option some or all of a value-added Mineral Property to a third party explorer for further advancement.

The Company may receive cash or share consideration at the time of the option agreement or during the term of the option agreement.  In addition, the Company normally retains an ownership interest in the Mineral Property and a royalty on potential future production.

The environment for junior resource companies has been challenging for many months and it is anticipated that recovery of the sector may take many more months.  We evaluate our projects on a regular basis using criteria that include political environment, relative cost of exploration, seasonality and type of mineral.  As a result of our review, we may from time to time add or drop the Mineral Properties.

The Company believes that with the Arrangement with Estrella, the Company has positioned itself well as a prospect generator due to the following:

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Broad base of projects in Peru, Nevada and Yukon;

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Flexibility to acquire new projects in the Americas as opportunities arise;

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Management team proficient at leveraging early stage exploration with junior and major company partners; and

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Tight share structure backed by several strategic shareholder groups.

In conjunction with the Arrangement, Alianza raised $750,000 by way of a financing (“Financing”) and issued 3 million subscription receipts at a price of $0.25 each (the “Subscription Receipts”). Upon closing of the Arrangement, each Subscription Receipt automatically converted into units consisting of one Alianza common share on a post-consolidation basis (“Alianza Share”) and one Alianza common share purchase warrant on a post-consolidation basis (“Alianza Warrant”), with each Alianza Warrant allowing the holder to buy one additional Alianza Share at a price of $0.40 for a period of 3 years.

On March 2, 2016, the Company settled a debt owing to its largest shareholder, Pacific Opportunity Capital Ltd. (“Pacific”) in the amount of $300,000 for a 2 million common shares at a price of $0.15 per common share. Pacific has arranged for 500,000 of these debt settlement shares to be set aside in a Bonus Pool to be granted to the management based on the successful completion of certain milestones relating to the execution of the Company’s joint venture business model.

On March 8, 2016, the Company completed a non-brokered private placement by issuing 7,000,000 units (“Unit”) at a price of $0.10 per Unit for gross proceeds of $700,000. Each Unit consists of one common share and one non-transferable warrant. Each warrant entitles the holder to purchase one additional common share for a 4 year period at a price of $0.15.  In connection with the financing, the Company paid $22,375 as a cash finder’s fee and issued 223,750 finder’s warrants, each of which is exercisable into one Unit at a price of $0.10 for a period of 18 months. Each Unit consists of one common share and one non-transferable warrant exercisable for a 4 year period at a price of $0.15.  All securities have a 4-month hold period expiring on July 8, 2016.

On April 7, 2016, the Company completed the second tranche of a non-brokered private placement by issuing 3,100,000 units (“Unit”) at a price of $0.10 per Unit for gross proceeds of $310,000. Each Unit consists of one common share and one non-transferable warrant. Each warrant entitles the holder to purchase one additional common share for a 4 year period at a price of $0.15.  In connection with the financing, the Company issued 155,000 finder’s warrants, each of which is exercisable into one Unit at a price of $0.10 for a period of 18 months. Each Unit consists of one common share and one non-transferable warrant exercisable for a 4 year period at a price of $0.15.  All securities have a 4-month hold period expiring on August 7, 2016.

The gross proceeds of the financings are used for the Company’s working capital, general corporate expenses and to undertake further early stage exploration in certain Nevada and Peru properties, and for generating new projects.

For the 2016 fiscal year, the Company has continued to monitor its cash very closely and is focusing on key objectives to improve shareholder value.  The Company intends to raise more funds either through exploration partnership agreements or with additional private placements in fiscal 2016.

Additional Mineral Property information, including 2016 activity, can be found in Section 3 and more detailed Mineral Property information can be found on the Company’s website at www.alianzaminerals.com.

Management’s overall expectations for the Company are positive, due in part to the following factors:

❑

The Company and Alamos Gold Inc. (“Alamos”) signed an agreement with Compañía de Minas Buenaventura S.A.A. (“Buenaventura”) to assign Buenaventura the right to explore and develop the Pucarana gold property in Peru for a 3% net smelter royalty where the Company’s net interest is 1.08%.

❑

The Company will work with 50 King Capital Exploration Inc. (“50 King”), a private company, to determine the best option is for the Yanac property in Peru.

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The Company is focusing its exploration on gold, silver and copper due to management’s expectation of increasing gold, silver and copper prices; and

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The Company is working towards negotiating additional ventures on its existing portfolio of properties; and

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Management continues its efforts to build the project portfolio through grassroots generative initiatives as well as project acquisitions.

TABLE OF CONTENTS

1. Background		5

2. Overview		5
2(a)	Company Mission and Focus	5
2(b)	Qualified Person	5
2(c)	Description of Metal Markets	5
2(d)	Use of the terms “Mineral Resources” and “Mineral Reserves”	5

3. Mineral Properties		6
3(a)	Peru	6
i.	Yanac	6
ii.	Pucarana	6
iii.	Isy	7
iv.	La Estrella	7
v.	Others – Generative	7
3(b)	USA	7
i.	East Walker	8
ii.	Fri Gold	8
iii.	Horsethief	8
iv.	Bellview	9
v.	Columbia	9
vi.	Kobeh	9
vii.	Ashby	9
viii.	BP	10
3(c)	Canada	11
i.	White River	11
ii.	Others – Goz Creek, MOR, Tim and Prospector Mountain	11
3(d)	Mexico	12

4. Risks and Uncertainties		14

5. Impairment of Long-lived Assets		15

6. Material Financial and Operations Information		16
6(a)	Selected Annual Financial Information	16
6(b)	Summary of Quarterly Results	16
6(c)	Review of Operations and Financial Results	16
6(d)	Liquidity and Capital Resources	17
6(e)	Disclosure of Outstanding Share Data	17
6(f)	Off-Balance Sheet Arrangements	19
6(g)	Transactions with Related Parties	19
6(h)	Financial Instruments	19
6(i)	Management of Capital Risk	21

7. Events after the Reporting Period		22

8. Policies and Controls		22
8(a)	Significant Accounting Judgments and Estimates	22
8(b)	Exploration and Evaluation Assets	22

9. Internal Control Over Financial Reporting		23

10. Information on the Officers and Board of Directors		23

1. Background

Alianza was incorporated in Alberta, Canada, on October 21, 2005 under the Business Corporations Act of Alberta, changed its name on June 17, 2009 to “Tarsis Resources Ltd.” and further changes its name to “Alianza Minerals Ltd.” on April 29, 2015.

The Company was listed and began trading on the TSX Venture Exchange (“TSX”) as a Capital Pool Company (“CPC”) under Exchange Policy 2.4 on March 1, 2006 under the symbol “TCC”. On July 23, 2007, the Company completed a Qualifying Transaction and moved from being a CPC to an operating exploration company. On April 29, 2015, the Company completed the Arrangement with Estrella and began trading under the symbol “ANZ”.  Historical information on the formation of the Company and the Company’s Arrangement can be found on the Company’s website www.alianzaminerals.com or on SEDAR at www.sedar.com.

2. Overview

2(a) Company Mission and Focus

As a prospect generator, the Company’s goal is to identify, acquire and exploit properties with gold, silver and copper mineralization. With the completion of the Arrangement, the Company focuses on the Americas, particularly the Cordilleran regions that characterize western North and South America, with properties in Peru, Nevada USA and Yukon Canada.

The goal is to acquire and/or generate good mineral prospects, add value to those prospects through preliminary exploration efforts, and then either vend them to 3rd parties or option them to partners who will fund further exploration in order to earn a partial interest in the prospects.  An acquisition of a prospect can be the outright purchase of a property or it can be as a result of generative exploration efforts.  Generative exploration consists largely of prospecting, target reconnaissance and the staking of claims that the Company’s geological team considers viable targets to meet the Company’s prospect generator exploration criteria.

The Company’s key indicators of success are:  (1) Acquisition of properties with potential merit for exploration, option and partner agreements, (2) Exploration or definition of properties such that they are more attractive to potential exploration partners and (3) Exploration partner/option agreements.

2(b) Qualified Person

Jason Weber, BSc., P.Geo is the Qualified Persons as defined under National Instrument 43-101 responsible for the technical disclosure in this document. Mr. Weber is the President and Chief Executive Officer of Alianza.

Mr. Weber prepared the technical information contained in this MD&A.

2(c) Description of Metal Markets

Gold and silver prices have remained above their long term averages, albeit with high levels of volatility.  Market interest in gold exploration is currently stronger than for base metals.

Market interest in exploration for copper, zinc and lead is increasing. The Company will continue to monitor its resources relative to its opportunities during the fiscal year.

2(d) Use of the terms “Mineral Resources” and “Mineral Reserves”

Any reference in this MD&A to Mineral Resources does not mean Mineral Reserve.

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

3. Mineral Properties

The Company has properties in Peru, Nevada USA and Yukon Canada.  The following is a brief description of the Mineral Properties owned by the Company.

3(a) Peru

i.

Yanac

Yanac property is located in Chincha region of the department of Ica, south-central Peru. It was acquired by the Company’s wholly-owned subsidiary Estrella through concession applications in April 2011 within the Strategic Exploration Alliance with Cliffs Natural Resources Exploration Inc., a wholly owned subsidiary of Cliffs Natural Resources Inc. (NYSE: CLF) (“Cliffs”). The Yanac Property contains 5,200 hectares of mineral lands which host a large zone of outcropping copper mineralization, extending 800 meters (N-S) by 400 meters (E-W).

On February 27, 2013, Cliffs and Estrella entered into a Limited Liability Company Membership Agreement in respect of the Yanac property where each party has a 50:50 interest after Cliffs spending US$750,000. In December 2015, Cliffs’ interest in Yanac was acquired by 50 King Capital Exploration Inc. (“50 King”), a private company, which has hereby taken over all previous obligations of Cliffs. As of March 31, 2016, a total of US$1,818,290 had been spent on the Yanac property.

50 King can acquire an additional 20% interest in the Yanac property, to a total 70% interest, by spending a minimum of US$4,000,000 (including the above mentioned US$750,000) and completing 3,000 meters of drilling by February 27, 2017.  If 50 King fails to acquire the additional 20%, 100% of the property reverts to the Company, subject in certain circumstances to a potential NSR royalty in favor of 50 King.  Upon earning 70%, 50 King can acquire an additional 10% interest in the Yanac property, to a total 80% by completing an NI 43-101 Compliant Pre-Feasibility Study or by defining a compliant Inferred Mineral Resource containing a minimum of 1,000,000 ounces of gold or gold equivalent, within four years of earning its 70% interest.  If 50 King elects not to earn an additional 10% interest, 50 King will pay the Company US$2,000,000 within 60 days and the parties will fund their proportional interest, subject to conventional dilution.  If either party’s interest in the Yanac property is reduced to 10% or less, that interest will be converted to a 2% NSR royalty.

ii.

Pucarana

The Pucarana Gold project contains 1,889 hectares of land located in the Orcopampa Silver-Gold District of Peru.  The property is located between Buenaventura Mines’ Poracota Mine and Chipmo Mine, indicating that the district contains very significant potential for additional mineralization.  Pucarana contains gold and silver mineralization hosted in quartz vein zones, and associated with favourable epithermal alteration zones.

The Pucarana property is held by Pucarana S.A.C. (“Pucarana”) where the Company owns 36% interest, Alamos Gold Inc. (“Alamos”) owns 60% and Gallant Minerals Ltd. owns 4%.

On May 22, 2015, Pucarana signed an Assignment Agreement with Compania de Minas Buenaventura S.A.A. (“Buenaventura”) whereby Pucarana assigned to Buenaventura the rights to the Pucarana property.  In consideration, Buenaventura granted a 3% NSR royalty to Pucarana that is then distributed as to 60% to Alamos (1.8% NSR), 36% to the Company (1.08% NSR) and 4% to Gallant Minerals Ltd (0.12% NSR).

iii.

Isy

The property contains 3,100 hectares located in the Department of Ayucucho. The target was identified based on regional analysis of LANDSAT alteration anomalies, structural geology, and regional metallogenic studies and was acquired in 2010.  The property contains Miocene volcanic rocks, containing extensive epithermal alteration. Estrella has completed initial reconnaissance mapping and sampling which has confirmed the presence of anomalous gold values in two locations, with associated highly anomalous epithermal-suite metals (Sb, As, Ag).

iv.

La Estrella

La Estrella contains 1,200 hectares located 130 km south of Huancayo in the Department of Huancavelica.

The Company is actively looking for ways to advance this property in Peru, along with Isy, to joint-venture ready status or option them out.

v.

Others – Generative

On October 28, 2015, the Company announced that the first phase of a generative exploration program in southern Peru has been completed. This work included data compilation and targeting to be followed by the next phase of field reconnaissance and target acquisition.

On February 11, 2016, the Company announced that it undertook an extensive geological targeting exercise (The Southern Peru Generative Study) to identify new grassroots gold and base metal exploration targets. In excess of 30 targets were generated and are being prioritized for acquisition in the second phase of the program, with a focus on potentially large and high grade targets. This will provide Alianza with a strong portfolio of additional projects in southern Peru to advance and present to strategic partners.

3(b) USA

On January 27, 2015, the Company announced that it signed a binding agreement to acquire eight gold properties in Nevada, USA from Sandstorm Gold Ltd. (“Sandstorm”) by issuing 150,000 shares (post 10:1 share consolidation) to Sandstorm and granting a net smelter returns royalty ranging from 0.5% to 1.0% while the underlying owners retain NSRs ranging from Nil to 3%. The Company also granted Sandstorm a right of first refusal on any future metal streaming agreements on these properties.

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Ashby

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Bellview

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Columbia

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East Walker

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Fri Gold

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Horsethief

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Hot Pot

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Kobeh

In August 2015, the Company reduced the size of each of the Ashby, Bellview, Columbia, East Walker, Fri Gold and Horsethief properties and dropped the Hot Pot property.  In March 2016, the Company reduced the size of the Bellview property.

An extensive data set provided to the Company documents the evaluation, geological work, permitting and drilling that has been carried out on these properties by previous owners such as Bridgeport Gold Inc. and Fronteer Development Group Inc.  The following section describes each property and summarizes exploration results to date:

i.

East Walker

The East Walker property is located in Lyon County, west of Hawthorne.  The geology is prospective for high-sulphidation epithermal gold mineralization.  Outcrop mapping expanded the area of clay-silica alteration, which remains open to the north and south, to at least 900 by 600 metres in size.  Geochemical results and visual observations indicate significant leaching, but two areas were chip sampled approximately 70 metres apart, returning 20 metres averaging 1.38 g/t Au and 23.1 metres averaging 0.49g/t Au.  The system appears to consist of steeply east-west oriented structures. Limited prior drilling (shallow, vertical holes dating back to the mid 1980’s) has not tested these high angle structures.

Management believes that a small drill program to test the steep structures would greatly enhance the value of the project. The system at East Walker is thought to be extensive, as montmorillonite, a hydrothermal clay alteration mineral, has recently been mined from locations near the property.

A 2% NSR is payable to Nevada Eagle Resources LLC (“NER”) from production from some claims on the property and a 1% NSR is payable to Sandstorm from all the claims on the property.

ii.

Fri Gold

The Fri Gold property is located in Nye County, northwest of Tonapah.  Historical exploration has been focused on low-sulphidation epithermal veins.  Recent work indicates that near-vertical northwest oriented structures associated with gold mineralization can be traced for approximately 1,000 metres. Prior operators did not likely test these structures, however one vertical drillhole collared in the vicinity of the vein structure is reported to have returned approximately 1 g/t gold over 10.5 metres.

Recent work also confirmed the presence of gold mineralization at surface and geochemical signatures combined with visual observations indicate that the portion of the system exposed likely still lies above the potential boiling zone and prime areas for gold deposition may be preserved.

A 2% NSR is payable to NER and a 1% NSR is payable to Sandstorm on production from the property.

iii.

Horsethief

The Horsethief property is located in Lincoln County, northeast of Pioche.  The exploration target on this property is Carlin style gold mineralization.  Work by prior operators included sampling hematite-rich jasperoid breccia outcrops that reportedly returned gold assays ranging from below detection to 21.94 g/t gold.  Barite and fluorite are noted in the geological reports and a prior operator completed 4,200 meters of rotary drilling in 1984, reporting numerous shallow sub-gram gold intervals over tens of meters.

The 2015 program was successful in identifying potential controls for mineralization as the breccias appear to be controlled by the intersection of north/northwest structures intersecting north-south faults. Limited sampling has returned favourable pathfinder geochemistry indicating that the targets are prospective for Carlin-style mineralization in permissive stratigraphy projected to exist at depth.

A 2% NSR is payable to NER on production from some claims on the property and a 1% NSR is payable to Sandstorm from all the claims on the property.

iv.

Bellview

The Bellview property is located in White Pine County, near the Bald Mountain Gold Mine which is owned and operated by Barrick Gold Corp. (“Barrick”), along the Carlin – Alligator Ridge Trend.  Bellview features a geological setting prospective for Carlin style gold mineralization.  Drilling by Teck Resources Inc. and others in the 1980’s identified a small non-NI43-101 compliant gold resource and later work by Fronteer Development Group Inc. (“Fronteer”) identified additional targets, primarily defined by gold-in-soil geochemical anomalies and gold-bearing silicified jasperoid breccias. Prior geophysical surveys indicate that the Saddle Zone, one of these new targets, lies approximately 100 metres above the Secret Canyon Shale and Eldorado Dolomite contact, a stratigraphic position recognized regionally for its potential to host mineralization.

Upon production from the property, some of the claims on the property have a 2% NSR to Fronteer with a 1% NSR to Sandstorm, while the remaining claims have a 1% NSR to Sandstorm.

v.

Columbia

The Columbia property is located in Humboldt County, approximately 160 kilometers northwest of Winnemucca.  Gold has been identified in quartz veins associated with arsenopyrite and chlorite/sericite altered wallrock.  The main Columbia vein appears continuous over more than one kilometer and appears to intersect a circular feature inferred by a previous operator to be a subsided caldera.

Limited sampling in the current program confirmed the presence of high grade gold mineralization with a narrow (10 cm) vein sample returning 13.65 g/t gold. Management is considering a prospecting, mapping and soil geochemical survey program to further delineate areas prospective for high grade gold mineralization.

A 2% NSR is payable to NER and a 1% NSR is payable to Sandstorm on production from the property.

vi.

Kobeh

The Kobeh property consists of 37 claims (335 hectares) located in Eureka County, near Eureka.  The property lies on the Battle Mountain – Eureka Trend.  The exploration target on this property is Carlin style gold mineralization.  The property geology consists of shallow pediment cover over Mississippian Webb and Ordovician Vinini Formation rocks similar to those on the adjacent and better known Afghan property.

A sizeable database exists for the Kobeh project and due to its excellent location within this gold district, the Company will continue to review the database to identify targets with productive members of the stratigraphy.

A 3% NSR is payable to NER and two individuals and a 0.5% NSR is payable to Sandstorm on production from the property.

vii.

Ashby

The Ashby property is located in Mineral County, near Hawthorne.  The claims cover mesothermal gold-bearing quartz veins within the Jurassic Dunlap Formation.

Historic production of 9,000 ounces is reported from the 1930’s and several hundred ounces per year during the 1980’s and 1990’s.  Vein widths range from 15 centimeters to 1.8 meters and gold grades are reported from sub-gram to multi-ounce intervals.  The property has had very limited modern exploration.

A 2% NSR is payable to NER and a 1% NSR is payable to Sandstorm on production from the property.

viii.

BP

On June 10, 2013, the Company purchased from Almaden two properties in Nevada, USA and five properties in Mexico by issuing 400,000 common shares (post 10:1 share consolidation) at a price of $0.55 per share to Almaden on July 25, 2013. Almaden also retains a 2% NSR royalty on future production on all these properties.

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BP

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Black Jack Springs (“BJS”)

In addition, areas of influence have been outlined in Nevada, where Almaden has provided its proprietary data and concepts to the Company.  In return, the Company will issue 20,000 shares (post 10:1 share consolidation) to Almaden for each new property acquired within the area of influence.  The Company will issue a further 80,000 shares (post 10:1 share consolidation) to Almaden upon the first time disclosure of a mineral resource on each and any of the new properties.

In August 2015, the Company reduced the size of the BP property and dropped the BJS property.

On September 18, 2013, the Company announced exploration results from the BP property.  The BP property is being explored for Carlin-style gold mineralization within the southern Carlin Trend between the Rain and Bald Mountain deposits.

Prospecting and outcrop sampling carried out by the Company has identified gold-bearing jasperoid breccia samples with grades ranging from below detection to 247 ppb gold. The most significant of these samples occur intermittently along an 850 meter linear trend believed to coincide with a series of high-angle faults providing conduits for Carlin-style gold bearing fluids.

Geochemistry

A variety of jasperoid is present at BP and some styles are altered but unmineralized.  Jasperoid with anomalous gold values feature elevated Carlin-style pathfinder elements which include arsenic, thallium, mercury and antimony.  The most significant gold-bearing samples are shown below accompanied by anomalous key Carlin-style pathfinder elements.

Sample	Gold (ppb)	Arsenic (ppm)	Thallium (ppm)	Mercury (ppm)	Antimony (ppm)
L993072	247	125	14.6	2.6	87
L995588	191	224	0.9	3.6	60
L995589	162	256	1.0	4.5	66
L995353	77	1,490	18.2	26.7	339

During 2013, the Company collected 144 rock samples from the property in addition to 232 infill and grid expansion soil samples.  Anomalous gold-in-soil values range from 5 ppb to a maximum of 34.9 ppb and are coincident with the gold-bearing jasperoid samples listed in the table above.

Stratigraphy/Structure

Detailed geological mapping by the Company and a cursory inspection by a local Great Basin specialist identified a sequence of upper Silurian to early Mississippian clastic and carbonate rocks of which at least four sub-units are believed to host gold mineralization elsewhere within the southern Carlin Trend.

Structural mapping has identified a network of high-angle normal faults that are associated with highly silicified carbonate and/or jasperoid. Intense jasperoid development occurs at the intersection of NNW, E and NE striking high-angle fault zones.

A simplified structural interpretation of the BP property consists of a series of large horst and graben fault blocks that have down-dropped younger siliciclastic units against older carbonate stratigraphy.  All stratigraphy is believed to be upright.

A broad open syncline occurs within a large fault block located in the northeast part of the property and some of the higher gold-bearing jasperoid development occurs within the hinge zone of the syncline.

The Company is actively looking for ways to advance all the Nevada properties to joint-venture ready status or option them out.

3(c) Canada

i.

White River

During the 2010 fiscal year, the Company acquired and named the White River Property through the staking.  Currently, White River consists of 335 claims covering approximately 7,000 hectares.  The property is located at the western end of the Nisling Range, within the Tintina Gold Province. It is situated 11 kilometers north of Koidern, a minor settlement on the paved, all weather Alaska Highway. The Alaska Highway can be seen from the property.

During 2013 there was a court decision in the Yukon Territory supporting the White River First Nation’s (“WRFN”) assertion that the Yukon Government did not properly consult the WRFN on issuing a drilling permit on the Project. The Company will continue to work with the Yukon Government and the WFRN in a limited manner.

The Company believes it has behaved appropriately, responsibly and in accordance with all legal and regulatory requirements in its dealings with both First Nations regarding the White River property.  On July 5, 2013, Justice Vale of the Supreme Court of Yukon supported the WRFN which indicates to the Company that there is work to be done between the Yukon Government and the WRFN with respect to defining a mutually acceptable consultation process.

ii.

Others – Goz Creek, MOR, Tim and Prospector Mountain

On July 23, 2007, the Company purchased from Almaden certain properties in Yukon and one property in Mexico (Erika) and Almaden has a 2% NSR royalty on future production from these mineral claims:

•

Goz Creek – located 180 kilometers north east of Mayo, Yukon.

•

MOR – located 35 kilometers east of Teslin, Yukon and is 1.5 kilometers north of the paved Alaska Highway.

•

Tim – located 72 kilometers west of Watson Lake, Yukon and 12 kilometers northeast of the Silvertip/Midway deposit.

On June 10, 2008 the Company signed another agreement with Almaden to acquire a 100% interest in the Prospector Mountain gold-silver-copper property, located in central Yukon. The Company issued 10,000 fully paid common shares (post 10: 1 share consolidation) to Almaden and made a cash payment of $30,000 for a 100% interest in the property. Almaden will retain a 2% net smelter royalty (NSR) over any minerals produced from the property, however, half of the NSR may be purchased by the Company at any time after the production commences for fair value as determined by an independent valuator. The Company will also issue to Almaden 50,000 fully paid common shares (post 10:1 share consolidation) upon receipt of a positive bankable feasibility study for the property.

All five Yukon projects represent excellent exploration opportunities, with one example being the MOR Property, a VMS target in southern Yukon. Alianza is targeting mineralization similar to BMC Minerals’ recent Krakatoa discovery at its Kudz Ze Kayah project. Drilling at MOR in 2007 and 2008 intersected massive and semi-massive sulphides in as many as three horizons, including a 7.80 metre intersection in MOR07-02 averaging 1.18% copper, 1.26 g/t gold, 52.2 g/t silver and 1.52% zinc. A total of 11 holes have intersected mineralization of varying thickness and grade over 600 metres of strike length. Additional geochemical and geophysical targets remain to be tested for their VMS potential. This project and the rest of the Yukon portfolio are available for option.

3(d) Mexico

On July 23, 2007, the Company purchased from Almaden Minerals Ltd. (“Almaden”) the Erika property, along with 4 properties in the Yukon. As of September 30, 2015, the Company dropped the Erika property.

On June 10, 2013, the Company purchased from Almaden five properties in Mexico and two properties in Nevada USA by issuing 400,000 common shares (post 10:1 share consolidation) at a price of $0.55 per share to Almaden on July 25, 2013. Almaden also retains a 2% Net Smelter Return (“NSR”) royalty on future production on all these properties.

•

Yago

•

Gallo de Oro (this is part of the Yago property)

•

San Pedro

•

Mezquites

•

Llano Grande

In August 2015, the Company reduced the size of the Mezquites property and dropped the Llano Grande property.

In December 2015, the Company reduced the size of the Yago property.  On February 5, 2016, the Company sold all its remaining Mexican properties, Yago, Mezquites and San Pedro, to Almadex Minerals Limited (“Almadex”). In return, the Company will receive a 1% NSR which is capped at $1,000,000.

Exploration and Evaluation Assets for the period ended March 31, 2016

	Peru		USA		Canada	Mexico

	Yanac	Others	East Walker	Others		Yago	Others	Total

Balance at September 30, 2015	$ 493,572	$ 617,459	$ 3,981	$ 145,053	$ 1,174,169	$ 480,084	$ 18,400	$ 2,932,718

Additions during the period
Exploration expenditures:
Camp, travel and meals	78	426	-	-	-	-	-	504
Geological consulting	7,013	5,642	-	-	-	-	-	12,655
Ground geophysics	-	-	-	-	-	-	-	-
Legal	-	-	-	-	-	-	-	-
Licence and permits	-	-	-	-	-	-	-	-
Office and administrative fees	-	9	-	-	-	-	-	9
	7,091	6,077	-	-	-	-	-	13,168

Less:
Write-down of properties	-	-	-	(3,133)	-	(480,084)	(18,400)	(501,617)

Net additions / (subtractions)	7,091	6,077	-	(3,133)	-	(480,084)	(18,400)	(488,449)

Foreign currency translation	(10,147)	(89,685)	-	-	-	-	-	(99,832)

Balance at March 31, 2016	$ 490,516	$ 533,851	$ 3,981	$ 141,920	$ 1,174,169	$ -	$ -	$ 2,344,437

4.  Risks and Uncertainties

The Company is engaged in the exploration for mineral deposits. These activities involve significant risks which even with careful evaluation, experience and knowledge may not, in some cases, be eliminated. The Company’s success depends on a number of factors, many of which are beyond its control. The primary risk factors affecting the Company include inherent risks in the mining industry, metal price fluctuations and operating in foreign countries and currencies.

Inherent risks within the mining industry

The commercial viability of any mineral deposit depends on many factors, not all of which are within the control of management. Some of the factors that will affect the financial viability of a given mineral deposit include its size, grade and proximity to infrastructure. Government regulation, taxes, royalties, land tenure and use, environmental protection and reclamation and closure obligations could also have a profound impact on the economic viability of a mineral deposit.

Mining activities also involve risks such as unexpected or unusual geological operating conditions, floods, fires, earthquakes, other natural or environmental occurrences and political and social instability. It is not always possible to obtain insurance against all such risks and the Company may decide not to insure against certain risks as a result of high premiums or for other reasons. The Company does not currently maintain insurance against political or environmental risks. Should any uninsured liabilities arise, they could result in increased costs, reductions in profitability, and a decline in the value of the Company’s securities.

There is no assurance at this time that the Company’s current mineral properties will be economically viable for development and production.

Prices for gold and other commodities

Metals prices are subject to volatile price fluctuations and have a direct impact on the commercial viability of the Company’s exploration properties. Price volatility results from a variety of factors, including global consumption and demand for metals, international economic and political trends, fluctuations in the US dollar and other currencies, interest rates, and inflation. The Company has not hedged any of its potential future gold or other metal sales. The Company closely monitors gold prices as well as other metal prices to determine the appropriate course of action to be taken by the Company.

Foreign currency risks

The Company uses the Canadian dollar as its measurement and reporting currency, and therefore fluctuations in exchange rates between the Canadian dollar and other currencies may affect the results of operations and financial position of the Company. The Company does not currently have any foreign currency or commercial risk hedges in place.

The Company raises the majority of its equity financings in Canadian dollars while foreign operations are predominately conducted in Peruvian soles and US dollars. Fluctuations in the exchange rates between the Canadian dollar, US dollar and Peruvian soles may impact the Company’s financial condition.

Risks Associated with Foreign Operations

The Company’s investments in foreign countries such as Peru and USA carry certain risks associated with different political, business, social and economic environments. The Company is currently evaluating gold and other commodities in Peru and USA, but will undertake new investments only when it is satisfied that the risks and uncertainties of operating in different cultural, economic and political environments are manageable and reasonable relative to the expected benefits.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance and regulatory characteristics of property rights in certain foreign countries. Access to mineral properties also involves certain inherent risks due to the change in local ranchers and land owners.

Future government, political, legal or regulatory changes in the foreign jurisdictions in which the Company currently operates or plans to operate could affect many aspects of the Company’s business, including title to properties and assets, environmental protection requirements, labor relations, taxation, currency convertibility, repatriation of profits or capital, the ability to import necessary materials or services, or the ability to export produced materials.

The exploration of mineral resources in Peru and USA is subject to a comprehensive review, approval and permitting process that involves various federal, state and local agencies. There can be no assurance given that the required approvals and permits for a mining project, if technically and economically warranted, on the Company’s claims can be obtained in a timely or cost-effective manner. The Peru, Mexican or US government may enact a law requiring royalties on minerals produced from federal lands, including unpatented claims.

Competition

The Company competes with larger and better-financed companies for exploration personnel, contractors and equipment. Increased exploration activity has increased demand for equipment and services. There can be no assurance that the Company can obtain required equipment and services in a timely or cost-effective manner.

Financing

All of the Company’s short- to medium-term operating and exploration cash flow have been derived from external financing.  Should changes in equity-market conditions prevent the Company from obtaining additional external financing in the future, the Company will review its exploration-property holdings and programs to prioritize project expenditures based on funding availability.

5.  Impairment of Long-lived Assets

The Company completed an impairment analysis as at March 31, 2016, which considered the indicators of impairment in accordance with IAS 36, “Impairment of Assets”. Management concluded that no further impairment charges were required other than those already taken because:

•

there have been no significant changes in the legal factors or climate that affects the value of the properties;

•

all property rights remain in good standing;

•

there have been no significant changes in the projections for the properties;

•

exploration results are generally positive;

•

the Company intends to continue its exploration and development plans on its properties or seek optionees/partners for future exploration of its properties.

6.  Material Financial and Operations Information

6(a) Selected Annual Financial Information

The following selected annual financial information has been derived from the last three audited financial statements of the Company, which have been prepared in accordance with IFRS.  All dollar amounts are expressed in Canadian dollars.

	Year Ended September 30, 2015	Year Ended September 30, 2014	Year Ended September 30, 2013
General and administrative expenses	$ 898,730	$ 645,576	$ 578,669
Write-off of exploration and evaluation assets / Impairment allowance	2,465,156	3,439,175	704,581
Loss for the year	2,830,806	4,118,039	1,316,658
Basic and diluted loss per share	0.30	0.84	0.33
Total assets	3,548,340	4,327,326	7,248,052
Total long-term financial liabilities	314,676	532,000	497,000
Cash dividend declared – per share	N/A	N/A	N/A

6(b) Summary of Quarterly Results

The following is a summary of the Company’s financial results for the last eight quarters:

	Three months ended
	March 31, 2016	December 31, 2015	September 30, 2015	June 30, 2015
Total Revenues	$-	$-	$-	$-
Loss before other items	$188,347	$154,847	$177,709	$438,360
Net loss	$603,032	$239,787	$1,659,717	$861,859
Loss per share	$0.04	$0.02	$0.12	$0.08

	Three months ended
	March 31, 2015	December 31, 2014	September 30, 2014	June 30, 2014
Total Revenues	$-	$-	$-	$-
Loss before other items	$184,835	$97,826	$113,520	$113,388
Net loss	$211,729	$97,501	$3,587,566	$113,173
Loss per share	$0.03	$0.02	$0.68	$0.02

6(c) Review of Operations and Financial Results

For the three months ended March 31, 2016 compared with the three months ended March 31, 2015:

The Company recorded a net loss for the three months ended March 31, 2016 of $603,032 (loss per share - $0.04) compared to a loss of $211,729 (loss per share - $0.03) for the three months ended March 31, 2015.

Excluding the non-cash depreciation of $868 (2015 - $243), the expenses increased to $187,479 (2015 – $184,592).  The change in the expenses was mainly due to decrease in: (a) accounting and legal fees of $77,685 (2015 - $100,239); and slightly increases in: (b) investor relations and shareholder information of $22,551 (2015 - $11,024) and (c) office expenses of $14,102 (2015 - $3,809) which were related to the acquisition of Estrella by the Company.

The other major item for the three-months ended March 31, 2016, compared with March 31, 2015, was:

•

Write-down of exploration and evaluation assets of $414,608 (2015 - $Nil);

For the six months ended March 31, 2016 compared with the six months ended March 31, 2015:

The Company recorded a net loss for the six months ended March 31, 2016 of $842,819 (loss per share - $0.06) compared to a loss of $309,230 (loss per share - $0.05) for the six months ended March 31, 2015.

Excluding the non-cash depreciation of $1,907 (2015 - $485), the expenses increased to $341,287 (2015 – $282,176).  The change in the expenses was mainly due to increases in: (a) investor relations and shareholder information of $30,832 (2015 - $16,363); (b) office expenses of $28,607 (2015 - $8,662); (c) property investigation expenses of $14,630 (2015 - $Nil); and (d) wages, benefits and consulting fees $112,660 (2015 - $90,774) which were related to the acquisition of Estrella by the Company.

The other major item for the six-months ended March 31, 2016, compared with March 31, 2015, was:

•

Write-down of exploration and evaluation assets of $501,617 (2015 - $Nil).

The Company has been monitoring its use of cash and has been actively seeking ways to reduce its operating expenses.

6(d) Liquidity and Capital Resources

As at March 31, 2016, the Company had working capital of $320,449 (September 30, 2015 – working capital deficit of $87,298). As at March 31, 2016, cash totaled $514,784, an increase of $497,784 from $17,000 as at September 30, 2015. The increase is due to (a) net proceeds from the financing activities of $658,505; while being offset by (b) the exploration and evaluation assets expenditures of $121,804 and (c) operating activities of $35,807.

Management estimates that the current cash position, and future cash flows from warrants and options, financings, receivables, and any option agreements the Company may achieve, will be sufficient for the Company to carry out its anticipated exploration and operating plans through fiscal 2016.

There may be circumstances where, for sound business reasons, a reallocation of funds may be necessary in order for the Company to achieve its stated business objectives.

6(e) Disclosure of Outstanding Share Data

Common Shares

Authorized: unlimited number of common shares without par value and an unlimited number of preferred shares issuable in series.

	Issued and Outstanding
	March 31, 2016	May 26, 2016
Common shares	22,779,078	25,879,078

Stock option transactions and the number of stock options for the six months ended March 31, 2016 are summarized as follows:

Expiry date	Exercise price	September 30, 2015	Granted	Exercised	Expired/ cancelled	March 31, 2016
October 1, 2015	$0.25	6,000	-	-	(6,000)	-
May 7, 2017	$0.25	4,500	-	-	-	4,500
February 25, 2019	$0.25	22,500	-	-	-	22,500
April 29, 2020	$0.25	1,265,500	-	-	(1,000)	1,264,500
Options outstanding		1,298,500	-	-	(7,000)	1,291,500
Options exercisable		1,298,500	-	-	(7,000)	1,291,500
Weighted average exercise price		$0.25	$Nil	$Nil	$0.25	$0.25

Subsequently, the Company issued 100,000 stock options to its director at an exercise price of $0.25 for a period of five years, expiring on April 29, 2021.

The continuity of warrants for the six months ended March 31, 2016 is as follows:

Expiry date	Exercise price	September 30, 2015	Issued	Exercised	Expired	March 31, 2016
December 16, 2016	$1.50	483,666	-	-	-	483,666
March 17, 2017	$1.50	266,667	-	-	-	266,667
May 15, 2017	$1.00	1,200,000	-	-	-	1,200,000
September 11, 2017	$1.00	900,000	-	-	-	900,000
October 3, 2017	$0.40	687,000	-	-	-	687,000
October 9, 2017	$0.40	755,500	-	-	-	755,500
December 24, 2017	$1.00	300,000	-	-	-	300,000
April 29, 2018	$0.40	3,000,000	-	-	-	3,000,000
March 8, 2020	$0.15	-	7,000,000	-	-	7,000,000
Outstanding		7,592,833	7,000,000	-	-	14,592,833
Weighted average exercise price		$0.70	$0.15	$Nil	$Nil	$0.44

The continuity of finder’s warrants for the six months ended March 31, 2016 is as follows:

Expiry date		Exercise price	September 30, 2015	Issued	Exercised	Expired	March 31, 2016
October 3, 2015		$1.50	47,150	-	-	(47,150)	-
October 9, 2015		$1.50	56,500	-	-	(56,600)	-
April 29, 2016	*	$0.25	6,000	-	-	-	6,000
September 8, 2017	(1)	$0.10	-	223,750	-	-	223,750
Outstanding			109,650	223,750	-	(103,650)	229,750
Weighted average exercise price			$1.43	$0.10	$Nil	$1.50	$0.10

* Subsequently, 6,000 finder’s warrants expired.

(1) The finder’s warrants are exercisable into units, with each unit consisting of one common share and one warrant exercisable for 4 years at $0.15.

The remaining outstanding stock options, warrants and finder’s warrants, if all exercised, would increase the Company’s cash by $7,260,062. However, the strike prices of the options, warrants and finder’s warrants are greater than the current share price, and this may influence whether options, warrants and finder’s warrants that expire in the near future will be exercised.

As at the date of this MD&A, there were 25,879,078 common shares issued and outstanding and 45,720,911 common shares outstanding on a diluted basis.

6(f) Off-Balance Sheet Arrangements

None at this time.

6(g) Transactions with Related Parties

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

For the six months ended March 31, 2016

	Short-term employee benefits	Post- employment benefits	Other long- term benefits	Termination benefits	Share-based payments	Total
Jason Weber Chief Executive Officer, Director (b)	$ 60,000	$ Nil	$ Nil	$ Nil	$ Nil	$ 60,000

For the six months ended March 31, 2015

	Short-term employee benefits	Post- employment benefits	Other long- term benefits	Termination benefits	Share-based payments	Total
Marc G. Blythe, Director (c)	$ 87,500	$ Nil	$ Nil	$ Nil	$ Nil	$ 87,500

Related party transactions and balances

		Six months ended		Balance due
	Services	March 31, 2016	March 31, 2015	As at March 31, 2016	As at September 30, 2015
Amounts due to:
Jason Weber (b)	Consulting fee and share-based payment	$ 60,000	$ -	$ 15,060	$ 10,500
Marc. G. Blythe (c)	Wages, consulting fee and share-based payment	$ -	$ 87,500	$ -	$ -
Pacific Opportunity Capital Ltd. (a)	Accounting, financing and shareholder communication services	$ 108,350	$ 94,850	$ 198,443	$ 314,676
TOTAL:				$ 213,503	$ 325,176

(a) The president of Pacific Opportunity Capital Ltd., a private company, is a director of the Company.  Of this amount, $130,000 has been classified as non-current liability while the remaining $68,443 has been classified as current liability.

(b) Jason Weber was appointed as the Chief Executive Officer effective April 29, 2015.

(c) Marc Blythe resigned from being the Chief Executive Officer effective April 29, 2015. Mr. Blythe remains as a director of the Company.

6(h) Financial Instruments

The Company’s financial instruments consists of cash, receivables, deferred financing costs, accounts payable and accrued liabilities and due to related parties which are all in the normal course of business. Available for sale securities are recognized at fair value due to their ability for prompt liquidation or short term maturity.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, market risk and commodity price risk.

(a)

Currency risk

The Company’s property interests in Peru and USA make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows.  The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks. The Company’s exploration program, some of its general and administrative expenses and financial instruments denoted in a foreign currency are exposed to currency risk.  A 10% change in the Peruvian nuevo sol and US dollar over the Canadian dollar would change the results of operations by approximately $8,300.

(b)

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to the liquidity of its cash. The Company limits exposure to credit risk by maintaining its cash with a large Canadian financial institution.

(c)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company ensures there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash. The Company does not have sufficient cash to settle its current liabilities, and further funding will be required to meet the Company’s short-term and long-term operating needs. The Company manages liquidity risk through the management of its capital structure.

Accounts payable and accrued liabilities are due within the current operating period.

(d)

Market risk

Market risks to which the Company is exposed include unfavorable movements in commodity prices, interest rates, and foreign exchange rates.  As at March 31, 2016, the Company has no producing assets and holds the majority of its cash in secure, Canadian dollar-denominated deposits.  Consequently, its exposure to these risks has been significantly reduced, but as the Company redeploys its cash, exposure to these risks may increase. The objective of the Company is to mitigate exposure to these risks while maximizing returns.

The Company may from time-to-time own available-for-sale marketable securities, in the mineral resource sector. Changes in the future pricing and demand of these commodities can have a material impact on the market value of the investments. The nature of such investments is normally dependent on the invested company being able to raise additional capital to further develop and to determine the commercial viability of its resource properties. Management mitigates the risk of loss resulting from this concentration by monitoring the trading value of the investments on a regular basis.

i)

Interest rate risk

As at March 31, 2016, the Company’s exposure to movements in interest rates was limited to potential decreases in interest income from changes to the variable portion of interest rates for its cash.  Market interest rates in Canada are at historically low levels, so management does not consider the risk of interest rate declines to be significant, but should such risks increase the Company may mitigate future exposure by entering into fixed-rate deposits.  A 1% change in the interest rate, with other variables unchanged, would affect the Company by an annualized amount of interest equal to approximately $5,000.

ii)

Foreign exchange risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company may maintain cash and other financial instruments, or may incur revenues and expenditures in currencies other than the Canadian dollar. Significant changes in the currency exchange rates between the Canadian dollar relative to these foreign currencies, which may include but are not limited to US dollars and Peruvian nuevo sol, could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations.

(e)

Commodity price risk

The ability of the Company to develop its mineral properties and the future profitability of the Company are directly related to the market price of minerals such as gold, zinc, lead and copper. The Company’s input costs are also affected by the price of fuel.  The Company closely monitors mineral and fuel prices to determine the appropriate course of action to be taken by the Company.

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Assets:
Cash	$514,784	$-	$-	$514,784

6(i) Management of Capital Risk

The Company considers its capital to be its shareholders’ equity. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the acquisition and exploration of mineral properties and to maintain a flexible capital structure, which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets, or adjust the amount of cash.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

In order to maximize ongoing development efforts, the Company does not pay dividends. The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with maturities of 90 days or less from the original date of acquisition, selected with regard to the expected timing of expenditures from continuing operations.

There were no changes to the Company’s approach to capital management during the period and the Company is not subject to any externally imposed capital requirements.

7. Events after the Reporting Period

None other than disclosed already in other sections.

8. Policies and Controls

8(a) Significant Accounting Judgments and Estimates

The preparation of these condensed consolidated interim financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the condensed consolidated interim financial statements and reported amounts of expenses during the reporting period.  Actual outcomes could differ from these estimates.  The condensed consolidated interim financial statements include estimates which, by their nature, are uncertain.  The impacts of such estimates are pervasive throughout the condensed consolidated interim financial statements, and may require accounting adjustments based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the condensed consolidated interim statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Critical judgments

The following are critical judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the condensed consolidated interim financial statements:

•

the determination that the Company will continue as a going concern for the next year;

•

the determination that there have been no events or changes in circumstances that indicate the carrying amount of exploration and evaluation assets may not be recoverable; and

•

the determination that the functional currency of parent is the Canadian dollar, the functional currency of its subsidiaries in Peru is the Peruvian neuvo sole and the functional currency of its subsidiary in the USA is the US dollar.

8(b) Exploration and Evaluation Assets

The Company is in the exploration stage with respect to its investment in exploration and evaluation assets and accordingly follows the practice of capitalizing all costs relating to the acquisition of, exploration for and development of its mineral claims and crediting all proceeds received against the cost of related claims.  Such costs include, but are not exclusive to, geological, geophysical studies, exploratory drilling and sampling. At such time as commercial production commences, these costs will be charged to operations on a unit-of-production method based on proven and probable reserves.  The aggregate costs related to abandoned mineral claims are charged to operations at the time of any abandonment or when it has been determined that there is evidence of a permanent impairment.  An impairment charge relating to a mineral property is subsequently reversed when new exploration results or actual or potential proceeds on sale result in a revised estimate of the recoverable amount but only to the extent that this does not exceed the original carrying value of the property that would have resulted if no impairment had been recognized.

The recoverability of amounts shown for exploration and evaluation assets is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development of the properties, and on future production or proceeds of disposition.

The Company recognizes in income costs recovered on exploration and evaluation assets when amounts received or receivable are in excess of the carrying amount.

Upon transfer of “Exploration and evaluation costs” into “Mine Development”, all subsequent expenditure on the construction, installation or completion of infrastructure facilities is capitalized within “Mine development”.  After production starts, all assets included in “Mine development” are transferred to “Producing Mines”.

All capitalized exploration and evaluation expenditures are monitored for indications of impairment.  Where a potential impairment is indicated, assessments are performed for each area of interest.  To the extent that exploration expenditures are not expected to be recovered, they are charged to operations.  Exploration areas where reserves have been discovered, but require major capital expenditure before production can begin, are continually evaluated to ensure that commercial quantities of reserves exist or to ensure that additional exploration work is underway as planned.

9. Internal Control Over Financial Reporting

Changes in Internal Control over Financial Reporting (“ICFR”)

No changes occurred in the current period of the Company’s ICFR that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

10. Information on the Officers and Board of Directors

Directors:

Mark T. Brown, B.Comm, CPA, CA, Executive Chairman

Jason Weber, BSc, P.Geo

Marc G. Blythe, MBA, P.Eng.

John R. Wilson, BSc, MS, CPG

Craig T. Lindsay, CFA

Adrian Fleming, BSc, P.Geo

Geoff Chater, BSc, Geology

Audit Committee members:

Marc G. Blythe, Craig T. Lindsay and Adrian Fleming

Management:

Jason Weber, BSc, P. Geo – Chief Executive Officer, President

Winnie Wong, CPA, CA – Chief Financial Officer and Corporate Secretary